Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Years Ended December 31, 2025 and 2024

Dated: February 26, 2026

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

GENERAL INFORMATION

This Management’s Discussion and Analysis (“MD&A”) is management’s interpretation of the results and financial condition of IsoEnergy Ltd. and its subsidiaries (“IsoEnergy” or the “Company”) for the year ended December 31, 2025 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2025 and 2024 and the notes thereto (the “Annual Financial Statements”) and other corporate filings, including the Annual Information Form for the year ended December 31, 2025 (the “AIF”), which have been filed on and are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. All dollar figures stated herein are expressed in Canadian dollars and referenced as “$”, unless otherwise specified. Monetary amounts expressed in US dollars and Australian dollars are referenced as “US$” and “AUD$”, respectively. This MD&A contains forward-looking information. Please see “Note Regarding Forward-Looking Information” for a discussion of certain of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Dr. Dan Brisbin, P.Geo., Ph.D., IsoEnergy’s Vice-President, Exploration. Dr. Brisbin is a “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Dr. Brisbin has verified the data disclosed, including sampling, analytical and test data.

All chemical analyses disclosed in this MD&A were completed for the Company by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan, which is independent of the Company.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, and “Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

For additional information regarding the Company’s 100% owned Larocque East, Tony M, and Radio Projects and its 50% owned Thorburn Lake Project, including its Quality Assurance and Quality Control (“QA/QC”) and data verification procedures, please see the AIF and corresponding technical reports entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” prepared by SLR Consulting (Canada) Ltd. and dated effective July 8, 2022 (the “Larocque East Technical Report”), “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” prepared by SLR International Corporation and dated effective September 9, 2022 (the “Tony M Technical Report”), “Technical Report for the Radio Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective August 19, 2016 and “Technical Report for the Thorburn Lake Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective September 26, 2016, all of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Each of the Mineral Resource estimates with respect to the properties of IsoEnergy contained in this MD&A, except for the Larocque East Project and the Tony M Mine, are considered to be “historical estimates” as defined under NI 43-101 and are not considered to be current by IsoEnergy. See “Historical Estimates” for additional details.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Differences in United States and Canadian Reporting Practices

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. The Company prepares its financial statements, which are referred to in this MD&A, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the audit of its annual financial statements is subject to auditing and independence standards of the Public Company Accounting Oversight Board in the United States.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. IsoEnergy is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital; exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

As with other companies involved with mineral exploration and development, the Company is subject to cost inflation on exploration drilling and development activities and the Company may experience difficulty and / or delays in securing goods (including spare parts) and services from time-to-time.

The underlying value of the Company’s exploration and development assets is dependent upon the existence and economic recovery of Mineral Reserves and is subject to, among others, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and development assets. The Company does not have any current Mineral Reserves.

In particular, the Company does not generate revenue. As a result, IsoEnergy continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors some of which are described in the section entitled “Risk Factors” included below.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

ABOUT ISOENERGY

IsoEnergy was incorporated on February 2, 2016 under the Business Corporations Act (British Columbia) to acquire certain exploration assets of NexGen Energy Ltd. (“NexGen”). On October 19, 2016, IsoEnergy was listed on the TSX Venture Exchange (“TSXV”). On June 20, 2024, the Company completed its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were delisted from the TSXV and began trading on the Toronto Stock Exchange (the “TSX”) on July 8, 2024 under the trading symbol “ISO”. On March 20, 2025, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every four pre-consolidation common shares (the “Share Consolidation”). Throughout this MD&A, all references to common shares, stock options, restricted share units and per share amounts are restated to reflect post-Share Consolidation amounts where applicable. The Share Consolidation was implemented in connection with the Company’s application to list its common shares on the NYSE American LLC (the “NYSE American”). On May 5, 2025, the Company’s common shares began trading on the NYSE American under the trading symbol “ISOU”. As of the date hereof, NexGen holds approximately 30.0% of IsoEnergy’s outstanding common shares.

The principal business activity of IsoEnergy is the acquisition, exploration and development of uranium mineral properties in Canada, the United States, and Australia.

* Equity holdings include investments in NexGen, Premier American Uranium Inc., Atha Energy Corp., Purepoint Uranium, Future Fuels Inc., Jaguar Uranium Corp., and Orpheus Uranium Ltd. based on market close of February 16, 2026, and Royal Uranium Inc. at cost on the same date.

The Company is currently advancing its Larocque East Project in the Athabasca Basin, Saskatchewan, Canada, which is home to the Hurricane deposit (“Hurricane” or the “Hurricane Deposit”), which has the world’s highest grade published Indicated uranium Mineral Resource – 48.6 million pounds of U3O8 at an average grade of 34.5% contained in 63,800 tonnes. The Company also holds a portfolio of permitted, past-producing conventional uranium mines in Utah with toll milling agreements in place with Energy Fuels Inc. (“Energy Fuels”). These mines are currently on stand-by, ready for a potential restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer. The Company also has a 50% interest in a joint venture formed on December 18, 2024 with Purepoint Uranium Group Inc. (“Purepoint Uranium”), with respect to a portfolio of exploration projects in the Athabasca Basin (the “Purepoint Joint Venture”). The Company’s projects are at varying stages of exploration and development, providing near, medium, and long-term leverage to rising uranium prices. None of the Company’s projects are currently in production and no decisions have been made to bring any of the Company’s projects to the production stage.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

IsoEnergy’s uranium mineral properties are reflected below.

1.	For additional information please refer to the Tony M Technical Report (as defined herein).
2.

This estimate is a “historical estimate” as defined under NI 43-101. A Qualified Person has not done sufficient work to classify the historical estimate as current Mineral Resources and the Company is not treating the historical estimate as current Mineral Resources. See “Historical Estimates” below for additional details.

3.	For additional information please refer to the Larocque East Technical Report (as defined herein).
4.	Jurisdiction rankings are based on the Investment Attractiveness Index from the Fraser Institute Annual Survey of Mining Companies 2024.

As an exploration stage company, IsoEnergy does not have revenues and is expected to generate operating losses. As of December 31, 2025, the Company had cash and cash equivalents of $62,906,168, an accumulated deficit of $103,671,645, and adjusted working capital of $116,743,618 (as defined in “Non-IFRS Financial Measures” below).

2025 AND YEAR-TO-DATE 2026 HIGHLIGHTS

●	Exploration update in the Athabasca Basin and Utah

A total of 15,597 metres of drilling in 39 diamond drill holes were completed in 2025 at the Larocque East Project focused on the Larocque regional geological-geophysical corridor (the “Larocque Trend”), which hosts the Hurricane Deposit (Figure 4). Drilling intersected strongly elevated radioactivity and uranium geochemistry along the eastern extensions of the Hurricane Deposit’s Main and South trends (Figure 2), in drill hole LE25-218 50 m north of the deposit (Figure 4), as well as at Area D, 2.8 kilometres east (Figure 4), highlighting the potential for additional uranium zones near the deposit and along the Larocque Trend. The winter 2026 exploration program at the Larocque East Project in which 5,200 m of drilling in up to 13 diamond drill holes are planned, has commenced. The summer 2025 exploration drilling program at the Hawk project was completed; as well as the inaugural drill program at the Dorado project, operated through the Purepoint Joint Venture, that resulted in the discovery of a new uranium occurrence named the Nova zone.

Exploration programs completed in 2025 at other exploration projects in Canada include helicopter-borne MobileMT surveys at the East Rim and Evergreen projects, ground electromagnetic (“EM”) and Ambient Noise Tomography (“ANT”) surveys on the Hawk project, and prospecting work at the Bulyea River project in the Athabasca Basin, as well as ground geophysical and geochemical surveys at the Matoush project and airborne geophysical surveys at the Dieter Lake project in Quebec.

The Company commenced its 2025 exploration program in Utah in summer 2025. The program includes an initial drilling campaign on the Flatiron claims area of the Henry Mountains property, and geological fieldwork at the Daneros and Sage Plain projects. The work is currently ongoing and the results of the exploration program are expected to guide future exploration targets.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

●	Commencement of key work programs at Tony M

The Company has initiated several work programs at the Tony M Mine that are intended to optimize operational readiness and reduce potential future production costs. A bulk sample program has commenced and is a critical step in defining the scope and economics of potential future production. Technical studies completed in 2025 included ore sorting and High-Pressure Slurry Ablation (“HPSA”) testing programs, as well as an enhanced evaporation study. Other technical studies are planned for 2026. The Tony M Mine remains fully permitted and the results of the bulk sample program and technical studies will assist in the planning of, and the determination of a uranium price, that may support mining activities at the Tony M Mine.

●	Exercise of put option on Joint Venture Agreement with Purepoint Uranium

On January 14, 2025, the Company exercised a put option to sell to Purepoint Uranium 10% of the Company’s initial participation interest in the Purepoint Joint Venture in exchange for 4,000,000 common shares of Purepoint Uranium. After the exercise of the put option, each of the Company and Purepoint Uranium holds a 50% interest in the Purepoint Joint Venture.

●	Terminated transaction with Anfield Energy

On January 14, 2025, Anfield Energy Inc. (“Anfield Energy”) provided IsoEnergy with notice of termination of the previously announced arrangement agreement pursuant to which, among other things, IsoEnergy agreed to acquire all the issued and outstanding common shares of Anfield Energy by way of a court-approved plan of arrangement (the “AEC Arrangement”). IsoEnergy had provided a bridge loan (“Bridge Loan”) to Anfield Energy in the form of a promissory note of approximately $6.0 million and an indemnity for up to US$3.0 million in principal (the “Indemnity”) with respect to certain of Anfield Energy’s property obligations. On January 21, 2025, the Bridge Loan was fully repaid, including accrued interest at 15% per annum. On March 3, 2025, the Indemnity was released in full.

●	Sale of Mountain Lake property

On February 14, 2025, the Company completed the sale of its Mountain Lake property located in Nunavut pursuant to an asset purchase agreement with Future Fuels Inc. (“Future Fuels”). As consideration for this sale, the Company received 12,500,000 common shares of Future Fuels on closing, a 2% net smelter returns royalty (“NSR”) payable on all future uranium production from Mountain Lake, of which half can be repurchased by Future Fuels for $1.0 million, and a 1% NSR payable on all future uranium production on all other Future Fuels properties. The Company received another 2,500,000 common shares of Future Fuels in October 2025, which was the earliest date practicable that would not result in the Company owning or controlling more than 19.99% of all outstanding common shares of Future Fuels.

●	Flow Through Financing and Concurrent Private Placement

On February 28, 2025, the Company closed a “bought deal” financing whereby the Company issued 1,333,825 “flow-through” common shares at a price of $15.00 per share, for gross proceeds of approximately $20.0 million (the “February 2025 Financing”). The underwriters were paid a cash commission of 6.0% of the gross proceeds of the February 2025 Financing.

Concurrent with the February 2025 Financing, the Company completed a non-brokered private placement whereby the Company issued 625,000 common shares to NexGen at a price of $10.00 per share for total gross proceeds of approximately $6.3 million (the “2025 Concurrent Private Placement”). The 2025 Concurrent Private Placement enabled NexGen to maintain its pro-rata ownership interest in the Company.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

●	Listing on the NYSE American

On May 5, 2025, the Company’s common shares commenced trading on the NYSE American under the trading symbol “ISOU”.

●	Sale of royalty assets

On May 15, 2025, the Company completed the sale of all the current royalty interests held by IsoEnergy and a subsidiary with respect to properties in Nunavut and Argentina, to Royal Uranium Inc. (“Royal Uranium”) in consideration for 8,000,000 Royal Uranium shares at a price of $0.35 per share, for total proceeds of $2,800,000.

●	Bought Deal Financing

On June 24, 2025, the Company closed a “bought deal” financing whereby the Company issued 5,121,500 common shares at a price of $10.00 per share for gross proceeds of $51.2 million (the “June 2025 Financing”). The underwriters were paid a cash commission of 5% of the gross proceeds of the June 2025 Financing. NexGen participated in the June 2025 Financing and purchased 1,200,000 common shares in order to maintain its pro-rata ownership interest in the Company.

●	Sustainability Report

On July 15, 2025, the Company released its inaugural sustainability report for the year ended December 31, 2024 (the “Sustainability Report”). The Sustainability Report highlights the Company’s progress in advancing its global uranium portfolio with a focus on environmental stewardship, Indigenous partnerships, and responsible governance, and marks a milestone in the Company’s evolution. The full Sustainability Report is available on the Company’s website at www.isoenergy.ca.

●	Proposed Acquisition of Toro Energy Limited

On October 12, 2025, the Company and Toro Energy Limited (“Toro Energy”) entered into a scheme implementation deed (the “SID”) pursuant to which IsoEnergy, through one of its wholly owned subsidiaries, has agreed to acquire all of the issued and outstanding ordinary shares of Toro Energy (the “Toro Energy Shares”) by way of a scheme of arrangement under Australia’s Corporations Act 2001 (Cth) (the “Toro Scheme”). Toro Energy is an Australian Securities Exchange (“ASX”) listed company that owns 100% of the Wiluna uranium project in Western Australia, Australia, as well as other exploration stage uranium properties in Australia.

Under the terms of the SID, shareholders of Toro Energy (the “Toro Energy Shareholders”) will receive 0.036 of a common share of IsoEnergy for each Toro Energy Share. Completion of the Toro Scheme is subject to various conditions, including but not limited to: approval of Toro Energy Shareholders; court approval; applicable regulatory approvals, including approval of the ASX, TSX, and NYSE American; and an independent expert concluding and continuing to conclude that the Toro Scheme is in the best interests of Toro Energy Shareholders.

The SID includes customary representations and warranties for a transaction of this nature, as well as notification obligations and a matching right regime in the event any superior proposal is received by Toro Energy. The SID also provides for customary deal-protection measures, including a break fee of approximately AUD$700,000, payable by either IsoEnergy or Toro Energy in certain circumstances.

Following the completion of the Toro Scheme, the IsoEnergy common shares will continue to trade on the TSX and NYSE American and the Toro Energy Shares will be delisted from the ASX. The Toro Scheme is expected to close in the first half of 2026.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

●	Base Shelf Prospectus

The Company filed a final base shelf prospectus (the “Prospectus”) in Canada and a registration statement in the United States on January 13, 2026. The Prospectus provided for the offering up to $250 million in aggregate of common shares, warrants, units, debt securities, and subscription receipts of the Company in Canada and the United States for a period of 25 months following the filing of the Prospectus.

●	2026 Financing and Concurrent Private Placement

On January 27, 2026, the Company closed a “bought deal” financing whereby the Company issued 3,833,410 common shares at a price of $15.00 per share for gross proceeds of approximately $57.5 million (the “2026 Financing”). The underwriters were paid a cash commission of 5% of the gross proceeds of the 2026 Financing.

Concurrent with the 2026 Financing, the Company completed a non-brokered private placement whereby the Company issued 1,666,667 common shares to NexGen at a price of $15.00 per share for gross proceeds of approximately $25.0 million (the “2026 Concurrent Private Placement”). The 2026 Concurrent Private Placement enabled NexGen to maintain its pro-rata ownership interest in the Company.

DISCUSSION OF OPERATIONS

Year ended December 31, 2025

During the year ended December 31, 2025, the Company incurred $24,161,839 of exploration and evaluation spending on its exploration properties globally, as set out below. Most of the expenditures were at the Company’s Larocque East Project in the Athabasca Basin as further discussed below. See “Outlook” below for future exploration plans.

Exploration and evaluation spending

	Canada	United States	Australia	Total
Drilling	$7,821,156	$397,746	$—	$8,218,902
Geological and geophysical	3,330,111	134,975	283,024	3,748,110
Labour and wages	1,913,377	1,311,461	8,871	3,233,709
Camp costs	2,180,807	41,733	69,269	2,291,809
Studies and mine site management	124,041	1,525,816	—	1,649,857
Claim holding costs and advance royalties	73,058	765,577	228,458	1,067,093
Travel	385,270	101,682	64,016	550,968
Community relations	541,625	—	—	541,625
Geochemistry and assays	415,649	25,929	23,744	465,322
Health and safety and environmental	289,535	11,533	66,696	367,764
Net extension of claim refunds	(71,408)	—	—	(71,408)
Other	569,380	359,155	20,031	948,566
Cash expenditures	$17,572,601	$4,675,607	$764,109	$23,012,317
Share-based compensation	893,360	476,215	11,018	1,380,593
Foreign exchange movements	—	(251,554)	20,483	(231,071)
Total expenditures	$18,465,961	$4,900,268	$795,610	$24,161,839

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Canada

Expenditures on the Company’s properties in the Athabasca Basin (Figure 1) and Quebec were primarily focused on the following projects during the year ended December 31, 2025:

	Larocque East	Hawk	Purepoint JV	East Rim	Other	Total
Drilling	$4,725,149	$1,809,965	$1,286,042	$—	$—	$7,821,156
Geological and geophysical	122,066	911,135	62,584	799,979	1,434,347	3,330,111
Camp costs	1,170,260	606,487	255,907	—	148,153	2,180,807
Labour and wages	1,014,640	319,034	247,224	75,689	256,790	1,913,377
Community Relations	279,082	138,051	67,506	20,592	36,394	541,625
Geochemistry and assays	257,665	39,744	75,515	—	42,725	415,649
Travel	224,865	16,286	34,281	—	109,838	385,270
Health and safety and environmental	274,047	8,074	2,903	1,208	3,303	289,535
Studies	—	—	—	—	124,041	124,041
Claim holding costs	—	—	—	—	73,058	73,058
Net extension of claim refunds	—	—	—	—	(71,408)	(71,408)
Other	68,456	29,710	196,595	1,981	272,638	569,380
Cash expenditures	$8,136,230	$3,878,486	$2,228,557	$899,449	$2,429,879	$17,572,601
Share-based compensation	432,835	216,281	120,406	50,101	73,737	893,360
Total expenditures	$8,569,065	$4,094,767	$2,348,963	$949,550	$2,503,616	$18,465,961

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Figure 1 – Location of the Company’s exploration projects in the eastern Athabasca Basin, highlighting projects on which work is planned in 2026

Larocque East Project

Winter 2025 – Diamond Drilling and Geophysical Work

The winter 2025 drilling program focused on testing resource expansion targets near the Hurricane Deposit and at Target Area D 2.8 kilometres east of Hurricane along the prospective Larocque Trend, where ANT surveys in 2023 and 2024 outlined prospective velocity anomalies. The winter 2025 drilling program was designed to drill at these identified targets and 17 diamond drill holes totalling 6,396 metres were completed. The drilling intersected strongly elevated radioactivity and uranium geochemistry in six holes along the eastern extensions of the Hurricane Deposit Main and South trends, as well as at Area D, highlighting the potential for additional zones of uranium mineralization both immediately on strike of Hurricane and regionally along the 9 kilometres of the Larocque Trend on the Project (Figures 2 and 4).

A total of 13 holes were completed to test three interpreted structural trends at Hurricane (Figure 2). Four holes (LE25-194, 195, 198, 203) were drilled to test the projected eastern extension of the faults that control the main high-grade portion of Hurricane (the “Main Trend”). Seven holes (LE25-197, 199, 200, 201, 207, 208, 210) were drilled to test the projected extension of faults that control the Hurricane southern high-grade lens (the “South Trend”). Two holes (LE25-196, 205A) were drilled to test a structure intersected in historic drill holes in the middle sandstone north of Hurricane at the unconformity.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Drilling in the Main Trend, hole LE25-194 intersected 0.872% U3O8 over 0.5 metres within a 3.5 metre interval of 0.313% U3O8 in the basal sandstone immediately above the unconformity at 319.7 metres. Hole LE25-198 intersected 0.114% U3O8 over 0.5 metres in the basal sandstone 1.0 metres above the unconformity at 316.5 metres. The spectral mineralogy of the sandstone column is dominated by illite, with lesser kaolinite and dickite for 115 metres up hole of the unconformity.

In the South Trend, hole LE25-207 was drilled between holes LE21-101 and LE22-115A to test for continuity of mineralization. Hole LE25-207 intersected the unconformity at 323.8 metres and returned 1.61% U3O8 over a 0.5 metre interval in the basal sandstone immediately above the unconformity and a second 0.5 metres interval at 1.71% U3O8 4.5 metres below the unconformity. Hole LE25-210 was drilled 480 metres east of Hurricane and intersected the unconformity at 320.6 metres. It returned 0.486% U3O8 over a 0.5 metre interval, located three metres below the unconformity, and a 2.5 metre interval from 1.5 metres above the unconformity to 1.0 metres below the unconformity returned an average of 0.115% U₃O₈. LE25-197, intersected the unconformity at 332.5 metres on the South Trend approximately 30 metres east of the deposit. It intersected 0.056% U3O8 over 1.0 metres above the unconformity.

Drilling in Area D along the Larocque Trend had the best radioactivity intercept to date outside of the Hurricane deposit area and confirms regional potential. Four holes (LE25-202, 204, 206 and 209) were completed during the winter (Figure 4). Three holes were completed on one section in the northwest end of Target Area D in which strongly anomalous radioactivity was intersected are summarized below.

Drill hole LE25-202, completed 2.8 kilometres east of the Hurricane deposit intersected the best mineralized intersection on the project outside of the Hurricane deposit area. The intersection returned 1.05% U3O8 over 0.5 metres approximately 20 metres down hole from the unconformity at 270.3 metres in a broader interval that returned 0.583% U3O8 over 1.5 metres. Follow-up holes LE25-204 and LE25-206 intersected prospective alteration and structure but did not extend the mineralization on section. Additional drill testing was done along strike in the summer (see below) and is planned for winter 2026.

A new geophysical model generated from joint inversion of ground loop domain EM and direct current resistivity data collected during historic EM and resistivity surveys, has highlighted a previously underexplored conductive structure 800 metres north of the main Hurricane conductor (Figure 5). This 2,500-metre trend has been inadequately tested by two historic drill holes, which is referred to as Area K and exhibits two geophysical features like those at Hurricane (Figure 4). It was tested by two diamond drill holes in the summer program (see below).

Summer 2025 – Diamond Drilling and Resource Expansion

The summer 2025 drilling program targeted 22 diamond drill holes totalling 9,561 metres that tested Areas D, E, F, and K along a six-kilometre prospective segment of the Larocque Trend east of the Hurricane Deposit and resource expansion targets near the deposit (Figure 4).

At Target D, five drill holes were completed along strike of the LE25-202 uranium intersection in the summer. Hole LE25-215 was drilled on strike to the northeast; and LE25-222, 225/225c1, 227 and 232 were drilled southwest of LE25-202. The highest radioactivity encountered was 300 counts per second (“cps”) over 0.1 metres in graphitic pelite 6 metres below the unconformity at 257.5 metres in LE25-232.

Also in Target Area D, drill holes LE25-213, 217, 219A, 226A, and 229B were completed in the summer, all on a parallel trend to the southeast of LE25-202. The highest radioactivity was 260 cps over 0.5 metres at the unconformity at 275.5 m in LE25-213. This hole was drilled 195 metres east-northeast of LE22-116 which intersected 369 parts per million uranium partial (“ppm U-p”) over 0.5 metres in basal sandstone and 2,750 ppm U-p over 0.5 metres immediately below the unconformity in the basement

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

At Target E, two summer drill holes provided initial tests of a one-by-two-kilometre ANT anomaly interpreted to reflect folded graphitic-pyritic gneisses disrupted by northeast-trending faults. Hole LE25-224 was completed in the southeast end of Target Area E to follow up on LE24-192, drilled in 2024, which intersected 2.0 metres averaging 495 parts per million straddling the unconformity. Hole LE25-224 intersected 0.035% U3O8 over 1.0 metre in the basal sandstone immediately above the unconformity at 226.5 metres.

At Target F, Hole LE25-221 evaluated coincident conductor, resistivity, and ANT anomalies within a structurally complex corridor. At Target K, a newly defined 2.5-kilometre conductive trend located 800 metres was tested through EM surveying and two reconnaissance summer drill holes (holes LE25-228 and LE25-230) (Figure 4). The data collected will support ongoing refinements to the geophysical model and future targeting in this emerging area.

Summer drill holes LE25-220A and LE25-231, which were drilled on the Hurricane Main Trend east of the deposit. LE25-220A intersected the unconformity 150 metres east of LE25-194 at a depth of 369.0 m. Immediately below the unconformity, a 0.5 m interval returned 0.295% U3O8. LE25-231 intersected the unconformity 15 metres north of LE25-220A. It intersected an average of 313 cps measured on the core over a 1.0 metre interval 1.0 metres below the unconformity at 326.0 metres, within a strongly bleached and clay-altered semipelitic gneiss.

Drill holes LE25-211, LE25-212A, LE25-214 and LE25-216 were completed on the Hurricane South Trend during the summer. The highest radioactivity measured on drill core in these holes was 650 cps over 0.1 metres associated with limonitic clay-chlorite alteration immediately below the unconformity at 331.0 metres in LE25-216. The prospectivity of the Southern Trend remains strong, particularly given that it remains open to the east of LE25-212A. This is supported by mineralization intersected near the unconformity in drill holes LE25-207, LE25-210, LE21-101 and LE22-115A. In addition, clay mineralogy within the sandstone column of the 12 holes drilled in 2025 is dominated by illite, with lesser amounts of kaolinite and chlorite, which is an assemblage consistent with prospective hydrothermal alteration associated with unconformity-related uranium systems.

North of the Hurricane deposit, LE25-218 was drilled to test the unconformity down-dip of anomalous uranium geochemistry and alteration mineralogy intersected in the sandstone column in 2020 drill hole LE20-56. LE25-218 intersected 0.312% U3O8 over a 0.5 metre interval within a graphitic cordierite pelite seven metres below the unconformity at 368.6 metres. This graphitic basement unit is interpreted to be about 30 metres north of the graphitic host rocks and faults that underlie the Hurricane deposit.

Across both the winter and summer 2025 drill programs, mineralized intervals were intersected in nine drill holes and continued testing of potential resource expansion targets at Hurricane will be a focus of the winter 2026 drilling program which is in progress. Drilling of approximately 5,200 metres in up to 13 holes are planned for the winter 2026 drilling program. The Company is integrating the full suite of geochemical assays and structural interpretations of the summer 2025 drill program with existing interpretations at Larocque East. Once finalized, the integrated results will fully inform 2026 drill targets at Larocque East.

See the Company’s press releases dated April 23, 2025 entitled “IsoEnergy Intersects Strongly Elevated Radioactivity in Multiple Holes Immediately Along Strike of Hurricane and In Step-Out Target Area D, 2.8km East”, dated June 12, 2025 entitled “IsoEnergy Commences Athabasca Basin Summer 2025 Exploration Program”, dated December 3, 2025 entitled “IsoEnergy Provides 2025 Athabasca Basin Exploration Update and Prepares to Launch Winter Exploration Programs Including Drilling at Larocque East”, and dated January 20, 2026 entitled “IsoEnergy Commences 2026 Winter Drilling Program at the Larocque East Project, Athabasca Basin” for additional information regarding the results of the 2025 winter exploration program and 2025 summer exploration program, as well as plans for the winter 2026 exploration program.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Figure 2 – Location of winter 2025 drill holes with respect to the Hurricane Deposit resource footprint (blue) and the ANT seismic low velocity zone in which the deposit occurs, and projected Hurricane mineralization-controlling fault zones. RS-125 spectrometer values are highest averages over 0.5 metre intervals.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Figure 3 – Main Trend: Cross section through LE25-194 and LE25-203 on the Main Trend looking east.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Figure 4 – Map of the Larocque Trend showing Hurricane, drill hole unconformity intercept locations, electromagnetic conductor traces, ANT seismic velocity anomalies, and winter 2026 drill target areas. Geochemical and radiometric results for mineralized intervals in the nine highlighted drill holes are provided in Table 1.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Figure 5 – Joint resistivity – electromagnetic inversion model of the Larocque East project that highlights an untested 2,500m northern conductivity trend

Purepoint Joint Venture – Dorado Project

2025 – Drilling and Geophysical Work

Drilling at the Q48 target at the Dorado project, which was completed by Purepoint Uranium as the operator of the exploration program, intersected uranium mineralization in four holes and led to the “Nova Discovery” intercepts at the Q48 target area. The recent Nova Discovery further defines the mineralized trend at the Q48 target as a steeply dipping, uranium-bearing structure hosted within the basement rocks, underscoring the potential scale and strength of the system emerging at the Dorado project.

Drill hole PG25-04 is located approximately 800 metres northwest of the Company’s previous drilling completed in 2022 (Figure 6). This drill hole was collared with a dip of -60 degrees and encountered Athabasca sandstone to a depth of 321 metres. Clay altered granitic gneiss and pegmatites were drilled to 393 metres then garnet-rich pelitic gneiss, with local pyrite and graphite, was drilled to the completion depth of 489 metres. The altered radioactive gouge seams were hosted by a chloritized pegmatite and returned an average of 64,220 cps over 0.4 metres. Drill hole PG25-05 was collared using the same azimuth as PG25-04 and intercepted radioactive structure approximately 40 metres up-dip of the latter hole (Figure 8). This drill hole encountered unconformity at 309 metres, clay altered granitic gneiss and pegmatites to 371 metres, then garnet-rich pelitic gneiss, with local pyrite and graphite, was drilled to the completion depth of 498 metres. Assay results received from drill holes PG25-04 and PG25-05 validate the significance of the mineralization encountered at the Q48 target. The PG25-05 sample returned 1.0 metre grading 2.2% U3O8, including 0.3 metres at 5.4% U3O8. The PG25-04 sample returned 0.6 metres grading 1.0% U3O8.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Drill hole PG25-06 targeted the brittle fault associated with mineralization at the unconformity (Figure 7). The drill hole was collared with a dip of -64 degrees and encountered Athabasca sandstone to a depth of 316 metres. Granitic gneiss displaying paleo-weathering alteration was drilled to 341 metres then generally unaltered granite, pegmatites and pelitic gneiss was drilled to the completion depth of 482 metres. Projection of the Nova Discovery zone mineralization suggests the radioactive sandstone interval of 1,040 cps over 2.3 metres in the Mount Sopris 2PGA-1000 downhole gamma probe is related to the primary mineral structure.

Hole PG25-07A was collared from the PG25-04 drill pad and initial deviation resulted in a large 70 metre step out to the northeast of the PG25-05 mineralized intercept. The unconformity was intersected at a depth of 309 metres and the drill hole intercepted the radioactive structure approximately 40 metres up-dip of PG25-04. From the unconformity, granitic gneiss was encountered to a depth of 392 metres that was initially clay altered for 5 metres, unaltered for 36 metres, then became chloritized and silicified for 49 metres. Chloritized pelitic gneiss was drilled from 392 to 441 metres, graphitic and pyritic pelitic gneiss to 459 metres, followed by granitic gneiss and pegmatites with minor pelitic gneiss to the completion depth of 548 metres.

The PG25-07A Nova zone mineralization starts within granitic gneiss at 382.3 metres and extends into pelitic gneiss to a depth of 396.3 metres returning an average of 11,100 cps over 14.0 metres. A primary mineralized structure of the Nova zone is hosted in sheared, reddish-brown altered granitic gneiss with pitchblende that returned an average of 82,300 cps over 0.6 metres with a peak of 110,800 cps. A second strongly mineralized interval occurs within lost pelitic gneiss core and returned an average of 46,000 cps over 0.4 metres. Assay results received from drill hole PG25-07A (Figure 7) returned 2.1 metres grading 1.6% U3O8, including 0.4 metres at 8.1% U3O8 and an additional 4.9 metres at 0.52% U3O8. This represents the most significant assay intervals reported to date from the Nova discovery zone.

The Q48 target zone lies within the southern portion of the Dorado project and is characterized by a steeply dipping, north-south trending conductive package identified through geophysical surveys. Drilling by the Company in 2022 confirmed that the conductive trend at the Q48 target hosts structure, shearing, and alteration, characteristics of uranium-bearing hydrothermal systems in the Athabasca Basin. The recently discovered Nova zone shows mineralization within granitic gneiss at 382.3 metres and extends into pelitic gneiss to a depth of 396.3 metres returning an average of 11,100 cps over 14.0 metres. A primary mineralized structure of the Nova zone is hosted in sheared, reddish-brown altered granitic gneiss with pitchblende that returned an average of 82,300 cps over 0.6 metres with a peak of 110,800 cps.

Drilling at the Turaco target area is complete and totalled 832 metres in two holes, targeting two parallel, newly reinterpreted airborne EM conductors within Zone 3. While neither hole encountered anomalous radioactivity, the results will help calibrate the Dorado project’s updated geophysical model. Drilling at the Serin Grid is complete and totalled 1,032 metres in two holes. Anomalous radioactivity was hosted by a 6- metre-wide chloritized pegmatite in drill hole SL25-11.

The 2026 exploration program includes plans to drill 7,450 metres in 17 holes, of which 10 of those drill holes are planned in winter 2026 with the aim to advance the Nova Discovery. Planned drilling at the Nova Discovery will focus on the corridor between drill holes PG25-03 and PG25-07A (Figure 7).

The full suite of geochemical assays and structural interpretations of the summer 2025 drill program, once received, will be used to fully inform 2026 drill targets and exploration targets for the 2026 drill and exploration programs at the Dorado project.

See the Company’s press releases dated July 8, 2025 entitled “IsoEnergy and Purepoint Confirm Uranium Discovery In Initial Drilling at the Dorado Joint Venture Project”, dated July 23, 2025 entitled “IsoEnergy and Purepoint Extend High-Grade Mineralization at the Dorado JV with a 70 Metre Step-Out Peaking at 110,800 CPS”, dated August 6, 2025 entitled “IsoEnergy and Purepoint Report Assay Grades of up to 5.4% U3O8 from Initial Holes at the Nova Discovery on the Dorado JV”, and dated September 18, 2025 entitled “IsoEnergy and Purepoint Intersect Up to 8.1% U3O8 at Dorado Project” for additional information regarding the results of the 2025 exploration program at the Dorado project.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Figure 6 – Location of Q48 Nova Discovery, Q2, Turaco, and Serin target areas, the initial focus of the 2025 drill program

Figure 7 – Location map of 2025 drill program at Q48 target area and the new Nova Discovery

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Hawk

Exploration work for summer 2025 at the Hawk project, included geophysical surveying and drilling. A stepwise moving loop EM survey was completed to more accurately locate conductors for drill hole targeting, and ANT surveys were completed over the northern portion of the project to test for the extension of the existing ANT velocity anomaly along the conductivity corridor in an area where there is 35 metres of unconformity elevation change between 2023 drill holes HK23-01 and HK23-02.

Four diamond drill holes totalling 3,591 metres were drilled in 2025 after interpretations of 2025 geophysical survey results were received and integrated with existing geoscience information. The drilling was done to target coincident EM conductors and ANT velocity anomalies along a sparsely drill-tested 15-kilometre-long prospective corridor. Previous drilling at the Hawk project intersected structural disruption, alteration, and elevated uranium geochemistry and radiometric responses, which are consistent with a setting conductive to unconformity-style uranium mineralization (Figure 8). Interpretations are being updated to incorporate the new information to underpin future drill hole target definition on the project.

Figure 8 – Compilation map of Hawk project showing labeled 2025 drill hole locations, unlabeled previous drill hole locations (both at the unconformity), and interpreted ground electromagnetic survey conductors, on a plan view of the Z-Axis Tipper Electromagnetic conductivity model 50 metres below the unconformity.

East Rim

A helicopter-borne MobileMT conductivity and magnetic survey was completed over the East Rim project in 2025. Additional geophysical surveys and interpretation are planned for the East Rim project in 2026. Data processing and interpretation are in progress and information obtained for the survey will inform targets for future exploration programs on the East Rim project.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Other Canadian projects

The majority of exploration and evaluation costs incurred for other projects in Canada during the year ended December 31, 2025, relate to a helicopter-borne MobileMT conductivity and magnetic survey over the Evergreen project, a helicopter-borne radiometric survey, and field geology and prospecting on the Bulyea River project, assessment report writing and community engagement payments accrued for properties in the Athabasca Basin, ground geophysical and geochemical survey fieldwork at the Matoush property in Quebec, and an airborne geophysical survey at the Dieter Lake property in Quebec. See “Outlook” below for further details on the 2026 exploration program plans for the Company’s properties in Canada.

United States

Expenditure on the Company’s properties in the United States was as follows during the year ended December 31, 2025:

	Tony M	Henry Mountains	Coles Hill	Other	Total
Studies and mine site management	$805,029	$—	$720,787	$—	$1,525,816
Labour and wages	834,536	419,183	35,283	22,459	1,311,461
Claim holding costs and advance royalties	464,482	80,920	—	220,175	765,577
Drilling	—	397,746	—	—	397,746
Geological and geophysical	—	13,723	—	121,252	134,975
Travel	10,887	51,462	12,117	27,216	101,682
Camp costs	—	41,244	—	489	41,733
Geochemistry and assays	—	25,929	—	—	25,929
Health, safety and environmental	4,347	—	—	7,186	11,533
Other	69,503	—	—	289,652	359,155
Cash expenditures	$2,188,784	$1,030,207	$768,187	$688,429	$4,675,607
Share-based compensation	257,179	160,279	—	58,757	476,215
Foreign exchange movements	(117,760)	(55,427)	—	(78,367)	(251,554)
Total expenditures	$2,328,203	$1,135,059	$768,187	$668,819	$4,900,268

Tony M Mine

The Company commenced a bulk sample program in late 2025, which is to involve the extraction of up to 2,000 tons of mineralized material over a 12-14 week period. The bulk sample program is being executed using contract mining services provided by GenX Mining Contractors, LLC and the mineralized material will be transported to and processed at the White Mesa Mill in Utah, which is operated by Energy Fuels.

The Company also completed ore sorting and HPSA testing programs to evaluate material processing and reduce haulage and operating costs, as well as an evaporation study with the aim to reduce capital costs and increase evaporation rates at the existing evaporation pond infrastructure at the Tony M Mine. For the ore sorting study, the Company engaged Steinert Group to test sensor-based ore sorting on mineralized material from the Tony M Mine.

This study utilized technology that uses a combination of 3D, color, induction, and x-ray sensors to identify and separate target material, which was able to recover over 90% of the material into roughly 50% of the original mass. For the HPSA testing, the Company tested mineralized material from the Tony M Mine at Disa Technologies using their patented HPSA process. This process used high-pressure slurry streams to separate uranium coatings from sand grains and demonstrated the potential to recover more than 90% of the uranium into roughly 25% of the original mass.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Lastly, the Company worked with RWI Enhanced Evaporation to evaluate the use of landshark evaporators on the Tony M Mine evaporation pond. Preliminary results suggest that enhanced evaporation could eliminate the need for constructing additional pond capacity, reducing future dewatering timelines and associated costs for the later stages of mining.

The Company continues to secure and install new equipment on site, and intends to use the results of the above studies as inputs for a Preliminary Economic Assessment, which will likely commence in 2026. Once the bulk sample program is completed, the Company expects to evaluate the results alongside the ongoing studies described above to determine and inform advancing detailed mine planning, finalizing potential restart sequencing, and assessing possible timing of a potential production decision. See “Outlook” below for further details on the Company’s planned 2026 work program at the Tony M Mine.

Utah Exploration

The Company commenced its exploration program in Utah in October 2025. To date, the Company has drilled in three of the planned 10 surface rotary holes on the Flatiron project, located approximately seven miles northwest of the Tony M Mine. The Company initially staked 370 lode claims that comprise the Flatiron project in 2024 and then added two additional Utah state leases to bring the total land position of the Flatiron project to 8,800 acres. The Flatiron project is one of the largest contiguous land positions in the historically productive Henry Mountains uranium district. This initial drill program is designed to follow-up on historical exploration conducted by Plateau Resources in the 1980s and represents the Company’s first phase of testing on the Flatiron claims (Figure 9). The target unit for the initial drill program is the lowest sandstone unit of the Salt Wash Member of the Morrison Formation. This distinct sandstone package contains a suitable amount of reductant material and the hydrogeologic setting for uranium mineralization of commercially viable grade. Low grades of vanadium are also expected to be encountered in the host unit.

The 2025 exploration program in Utah also included fieldwork at the Daneros and Sage Plain properties. These properties include past producing mines. The Company has been focused on detailed fieldwork designs to reveal the sedimentary framework that controls the local mineralization. This work includes mapping the extent of the prospective host units, as well as numerous detailed measured sections of the available outcrop used to identify modern analogs of the distributary channel systems to provide a conceptual target generation framework. This information is expected to guide future potential exploration, including determining the most appropriate geophysical survey techniques to locate the productive units without the need for expensive and pervasive surface drilling.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Figure 9 – Location of the Flatiron project in proximity to the Tony M Mine in Utah

Claim Staking and Claim Maintenance

The Company staked additional ground adjacent to the Tony M Mine during the year ended December 31, 2025 at a cost of $2,630 and incurred $765,577 in expenditure on annual state lease fees, advance royalties, other short-term lease payments, and land management fees related to the Company’s properties in Utah.

The Company renegotiated the royalty on the Utah Trust Lands (SITLA) lease at the Tony M Mine. The royalty on uranium production was previously 8% gross and has been reduced to 3%. In addition, the advanced minimum royalty has been meaningfully reduced.

Year ended December 31, 2024

During the year ended December 31, 2024, the Company incurred $23,495,786 of exploration and evaluation spending primarily on its exploration properties in Canada and in Utah, as set out below. Total exploration and evaluation spending in the year ended December 31, 2024 excludes $378,879 spent on properties in Argentina, which the Company disposed of during the year ended December 31, 2024.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Exploration and evaluation spending from continuing operations

	Canada	United States	Australia	Total
Drilling	$6,000,455	$154,306	$—	$6,154,761
Geological & geophysical	4,968,309	522,167	5,895	5,496,371
Labour & wages	1,537,927	1,290,233	247,070	3,075,230
Camp costs	1,936,029	83,738	—	2,019,767
Claim holding costs and advance royalties	50,449	1,236,488	226,100	1,513,037
Engineering and underground access	70,687	1,150,702	—	1,221,389
Travel	364,385	247,757	33,430	645,572
Community relations	575,462	—	—	575,462
Health and safety and environmental	444,369	43,566	73,635	561,570
Geochemistry & Assays	312,268	48,391	2,119	362,778
Extension of claim refunds	(67,713)	—	—	(67,713)
Other	254,853	153,439	75,601	483,893
Cash expenditures	$16,447,480	$4,930,787	$663,850	$22,042,117
Share-based compensation	1,095,546	343,121	11,041	1,449,708
Foreign exchange movements	—	4,528	(567)	3,961
Total expenditures	$17,543,026	$5,278,436	$674,324	$23,495,786

Expenditure on the Company’s properties in Canada during the year ended December 31, 2024 was primarily on Larocque East, Hawk, Matoush, and East Rim, as set out below. Spending at Matoush also included travel and labour and wages related to community engagement work.

	Larocque East	Hawk	Matoush	East Rim	Other	Total
Drilling	$4,757,266	$1,243,189	$—	$—	$—	$6,000,455
Geological & geophysical	1,816,725	151,953	811,982	538,928	1,648,721	4,968,309
Camp costs	1,282,932	483,469	134,789	—	34,839	1,936,029
Labour & wages	867,305	205,730	178,760	72,371	213,761	1,537,927
Community relations	321,550	73,500	1,299	14,600	164,513	575,462
Health and safety and environmental	402,329	18,048	533	4,099	19,360	444,369
Travel	252,175	24,894	87,294	—	22	364,385
Geochemistry & Assays	219,942	51,924	40,000	402	—	312,268
Engineering	70,687	—	—	—	—	70,687
Claim holding costs	—	—	50,449	—	—	50,449
Extension of claim refunds	—	—	—	(21,529)	(46,184)	(67,713)
Other	76,896	56,168	48,355	20,983	52,451	254,853
Cash expenditures	10,067,807	2,308,875	1,353,461	629,854	2,087,483	16,447,480
Share-based compensation	725,609	166,516	6,162	44,899	152,360	1,095,546
Total expenditures	$10,793,416	$2,475,391	$1,359,623	$674,753	$2,239,843	$17,543,026

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Expenditure on the Company’s properties in the United States during the year ended December 31, 2024, was primarily focused on reopening access to the Tony M Mine and exploration activities on Henry Mountains, Daneros, and Sage Plain in Utah, as set out below:

	Tony M	Other	Total
Labour and wages	$1,254,659	$35,574	$1,290,233
Claim holding costs and advance royalties	1,191,257	45,231	1,236,488
Engineering and underground access	1,150,702	—	1,150,702
Geological & geophysical	496,671	25,496	522,167
Camp costs	81,921	1,817	83,738
Travel	245,060	2,697	247,757
Drilling	154,306	—	154,306
Geochemistry and assays	48,391	—	48,391
Health and safety and environmental	43,566	—	43,566
Other	153,172	267	153,439
Cash expenditures	4,819,705	111,082	4,930,787
Share-based compensation	343,121	—	343,121
Foreign exchange movements	4,528	—	4,528
Total expenditures	$5,167,354	$111,082	$5,278,436

OUTLOOK

The Company intends to actively explore all its exploration projects as and when resources permit (other than at the Bulyea River project as discussed in “Summary of Quarterly Results”). The nature and extent of further exploration on any of the Company’s properties, however, will depend on the results of completed and ongoing exploration activities, an assessment of the Company’s recently acquired properties and the Company’s financial resources.

Activities completed in the Athabasca Basin for 2025 include successful drill programs at the Larocque East and Hawk projects, as well as completing various geophysical surveys at the Hawk, East Rim, and Evergreen projects. Activities in Quebec included geophysical surveys at the Matoush and Dieter Lake projects, as well as continuing community engagement activities. As further outlined in “Discussion of Operations” above, planned activities in Canada for 2026 include the winter 2026 drill program at the Larocque East Project and geophysical surveys and interpretation at the Evergreen, East Rim, Ranger, Trident, and Hawk projects. Once the evaluation of exploration results from the 2025 exploration programs are completed, this information will be used to propose future detailed exploration work.

The Company’s completed work program at the Tony M Mine in 2025 included completing the ore sorting study, evaporation trade-off study, and evaluation of multiple mining methods. The ore sorting study was undertaken in an effort to reduce haulage costs to the Energy Fuels White Mesa Mill. The evaporation trade-off study has shown that Landshark evaporators eliminate the need for evaporation pond expansion and reduce both the permitting timelines and capital requirements. These two studies, in combination with the bulk sample program that commenced, supports the Company’s strategy to de-risk Tony M and improve the economic framework for a potential future production decision. The results of these studies could provide inputs for a Preliminary Economic Assessment, which will likely begin in 2026 and would include a mine plan, production rates, expected operational costs and capital requirements. In any such plan, the price of uranium will be a key factor. Activities in the US in 2026 also include completing the 2026 exploration programs at the Flatiron, Daneros, and Sage Plain projects in Utah.

The Company intends to complete internal technical studies on several non-material properties in 2026.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

SELECTED FINANCIAL INFORMATION

Management is responsible for the Annual Financial Statements referred to in this MD&A. The Audit Committee of the Board of Directors (the “Board”) has been delegated the responsibility to review the Annual Financial Statements and MD&A and make recommendations to the Board. The Board is responsible for final approval of the Annual Financial Statements and MD&A.

The Annual Financial Statements have been prepared in accordance with IFRS and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s presentation currency and the functional currency of its Canadian operations is Canadian dollars; the functional currency of its Australian operations is the Australian dollar; and the functional currency of its United States operations and the Argentinian discontinued operations is the US dollar.

The Company’s Annual Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Financial Position

The following financial data is derived from and should be read in conjunction with the Annual Financial Statements. As an exploration stage company, IsoEnergy does not have revenues.

			December 31, 2023
	December 31, 2025	December 31, 2024	Restated
Exploration and evaluation assets	$279,091,819	$262,291,098	$274,756,338
Total assets	416,958,281	340,835,023	347,198,222
Total current liabilities	12,399,489	35,103,977	41,065,120
Total non-current liabilities	3,132,706	2,567,887	3,112,545
Adjusted working capital (1)	116,743,618	56,116,942	51,644,330
Cash dividends declared per share	Nil	Nil	Nil
(1)	Adjusted working capital is a non-IFRS financial measure, as discussed below, and is defined as current assets less current liabilities, excluding flow-though share premium liabilities and convertible debenture liabilities.

In the year ended December 31, 2025, the Company capitalized $24,161,839 of exploration and evaluation costs, as further described in “Discussion of Operations” above. Exploration and evaluation assets of $1,060,000 relating to 10% of the Company’s interest in the Purepoint Joint Venture and $151,010 relating to the Mountain Lake property were disposed of, as further described in “2025 And Year-To-Date 2026 Highlights” above. Total assets increased primarily due to $51,215,000 raised in the June 2025 Financing and $26,257,375 raised in the February 2025 Financing and 2025 Concurrent Private Placement, with associated share issuance costs of $4,473,177. Total assets also increased due to the fair value of marketable securities increasing by $22,270,488, primarily from the receipt of $10,875,000 of Future Fuels common shares in connection with the disposal of the Mountain Lake property, $2,800,000 of Royal Uranium common shares in connection with the disposal of certain of the Company’s royalty assets, $1,060,000 of Purepoint Uranium common shares from the exercise of the put option in the Purepoint Joint Venture, and $3,891,424 on marketable securities of Premier American Uranium, Atha Energy, Future Fuels, Purepoint Uranium, and Verdera Energy Corp. purchased during the year ended December 31, 2025.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Current liabilities as at December 31, 2025, include a flow-through share premium liability of $4,695,312 relating to the February 2025 Financing. Accounts payable and accrued liabilities decreased by $1,239,103 during the year ended December 31, 2025 mostly from legal and advisory fees incurred for the terminated transaction with Anfield Energy at the end of the prior year and the number of geophysical surveying activities completed during the year compared to the prior year. The fair value of the US$4 million in principle of unsecured convertible debentures issued on December 6, 2022 (the “2022 Debentures”) and the US$6 million of unsecured convertible debentures issued on August 18, 2020 (the “2020 Debentures”) (collectively with 2022 Debentures, the “Debentures”), decreased by $24,848,447 during the year ended December 31, 2025. The 2020 Debentures were converted into common shares of the Company in two US$3 million tranches in the year ended December 31, 2025 and fair value of $24,123,607 was derecognized.

Adjusted working capital increased during the year ended December 31, 2025 mainly due to the June 2025 Financing, February 2025 Financing, and 2025 Concurrent Private Placement, as well as an increase in the fair value of marketable securities during the period, partly offset by exploration and evaluation spending discussed above.

Results of Operations

The following financial data is derived from and should be read in conjunction with the Annual Financial Statements.

	For the three months ended		For the year ended
	December 31		December 31
	2025	2024	2025	2024
General and administrative costs
Share-based compensation	$1,158,258	$1,050,332	$6,348,916	$5,285,145
Administrative salaries, contractor and directors’ fees	2,097,231	1,962,907	4,436,658	5,120,027
Investor relations	721,042	232,108	1,640,925	897,110
Office and administrative	313,618	196,247	1,091,234	803,472
Professional and consultant fees	1,646,121	2,373,083	3,948,374	4,436,654
Travel	263,230	129,317	646,405	565,145
Public company costs	325,182	49,031	1,312,607	559,212
Total general and administrative costs	$(6,524,682)	$(5,993,025)	$(19,425,119)	$(17,666,765)
Interest income	491,596	491,512	1,792,730	2,391,377
Interest expense	(33,557)	(31,793)	(144,301)	(128,498)
Interest on convertible debentures	(139,410)	(318,422)	(796,637)	(1,246,850)
Fair value gain on convertible debentures	255,262	7,080,098	709,657	7,103,656
Gain on disposal of assets	2,250,000	—	13,439,425	5,300,611
Disposals and impairment of assets	(935,814)	(39,958,977)	(935,814)	(39,958,977)
Foreign exchange loss	(14,059)	(51,312)	(77,575)	(75,588)
Other loss	—	—	(167,938)	—
Other income	41,219	25,134	709,920	141,502
Loss from operations	$(4,609,445)	$(38,756,785)	$(4,895,652)	$(44,139,532)
Deferred income tax (expense) recovery	(23,175)	3,251,680	3,769,253	2,132,799
Loss from continuing operations	$(4,632,620)	$(35,505,105)	$(1,126,399)	$(42,006,733)
Loss from discontinued operations (1)	—	—	—	(128,358)
Loss for period	$(4,632,620)	$(35,505,105)	$(1,126,399)	$(42,135,091)
Loss per share – basic (2)	$(0.08)	$(0.79)	$(0.02)	$(0.94)
Loss per share – diluted (2)	$(0.08)	$(0.89)	$(0.04)	$(1.02)
Loss per share relating to discontinued operations – basic and diluted (1)(2)	Nil	Nil	Nil	$(0.00)
(1)	Loss from discontinued operations, net of tax, relates to the Argentina reporting segment, which was disposed of during the year ended December 31, 2024.
(2)	Loss per share amounts in the comparative period were retroactively restated on a post-Share Consolidation basis. Refer to the discussion on the Share Consolidation above in “About IsoEnergy”.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Three months ended December 31, 2025

During the three months ended December 31, 2025, the Company recorded a net loss of $4,632,620, compared to a net loss of $35,505,105 in the three months ended December 31, 2024. The main driver of the difference between the two periods was a loss of $39,958,977 recorded in the prior period on dispositions and impairment of assets compared to $935,814 in the current period. The decrease in net loss was partially offset by a lower fair value gain on the Debentures of $255,262, compared to $7,080,098 in the prior period, primarily due to the 2020 Debentures being fully converted prior to the three month period ended December 31, 2025. Other factors causing the difference between the two periods are further described below.

General and administrative costs

Share-based compensation was $1,158,258 in the three months ended December 31, 2025, compared to $1,050,332 in the three months ended December 31, 2024. The share-based compensation expense is a non-cash charge based on the Black-Scholes value of stock options, calculated using the graded vesting method. Stock options granted to directors, consultants and employees typically vest in three tranches – 1/3 immediately, 1/3 on the first anniversary of the grant date, and the remaining 1/3 on the second anniversary of the grant date, with the corresponding share-based compensation expense being recognized over this period. The increase in the current period was primarily due to the vesting of a higher number of stock options granted during the year ended December 31, 2025 compared to the prior period.

Administrative salaries, contractor and directors’ fees increased slightly from the prior period primarily due to a larger administrative team to continue to support the Company’s growth.

Investor relations expenses relate primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The increase in the current period is primarily from additional marketing activities in the United States and Europe.

Office and administrative expenses primarily consist of office operating costs and other general administrative costs. The increase in office and administrative expenses from the prior period is primarily due to the Company establishing an office in Saskatoon, Saskatchewan in 2025. The Company previously rented space in NexGen’s office in Saskatoon, Saskatchewan.

Professional fees were higher in the prior period mainly due to legal and advisory fees related to the terminated transaction with Anfield Energy. Professional fees incurred in the three months ended December 31, 2025 relating to the Toro Scheme are included in prepaid expenses.

Travel expenses primarily relate to travel and accommodation costs for conferences, business development activities, public relations activities, and general corporate purposes. Travel costs increased from the prior period primarily due to increased business development activities.

Public company costs consist primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications. The increase in public company costs from $49,031 to $325,182 is primarily due to the additional costs of listing on the NYSE American, including the amortization of the premium for additional Director and Officer insurance.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Other items

Interest expense on the Debentures was $139,410 in the three months ended December 31, 2025, which decreased from $318,422 in the three months ended December 31, 2024. The 2020 Debentures and 2022 Debentures bear interest of 8.5% and 10%, respectively, per annum and are payable, with a combination of cash and common shares of the Company, on June 30 and December 31. The decrease is primarily due to the US$6 million principal of the 2020 Debentures being fully converted by August 1, 2025.

The fair value of the Debentures on December 31, 2025 was $5,430,859 compared to $5,677,065 on September 30, 2025. The decrease in fair value includes a decrease in the fair value of the Debentures of $255,262 included in the statement of income, partially offset by a fair value gain attributable to the change in credit risk of $9,056 included in other comprehensive income (loss). The Debentures are classified as measured at fair value through profit and loss. In accordance with IFRS 9 – Financial Instruments, the part of a fair value change due to an entity’s own credit risk is presented in other comprehensive income (loss). As of December 31, 2025, the time to maturity of the 2022 Debentures was 1.9 years.

Foreign exchange loss was $14,059 in the three months ended December 31, 2025, compared to a loss of $51,312 in the three months ended December 31, 2024, and mainly relates to exchange movements on working capital in United States dollars held by the Company.

Other income was $41,219 in the three months ended December 31, 2025, compared to $25,134 in the three months ended December 31, 2024. This primarily relates to higher timber sales earned from the Company’s operations in the US.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses or expense on gains recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the three months ended December 31, 2025, this resulted in an expense of $23,175, compared to a recovery of $3,251,680 in the three months ended December 31, 2024. The decrease in recovery to an expense is mostly due to the proceeds from the sale of the Mountain Lake property in 2025 and a larger proportion of flow-through share spending renounced during the three months ended December 31, 2024.

Year ended December 31, 2025

During the year ended December 31, 2025, the Company recorded a net loss of $1,126,399, compared to net loss of $42,135,091 in the year ended December 31, 2024. Included in the net loss for the year ended December 31, 2024, was a $128,358 loss from discontinued operations relating to the Argentina reporting segment that was sold in 2024. The sale resulted in a gain of $5,300,611 in the year ended December 31, 2024. The main driver of the decrease in net loss from the prior period was a loss of $39,958,977 recorded on dispositions and impairment of assets in the prior period and a gain on the sale of the Mountain Lake property and certain royalty assets of $13,439,425 in the current period. This was partially offset by a lower fair value gain on the Debentures of $709,657, compared to $7,103,656 in the prior period. Other factors causing the difference between the two periods are further described below.

General and administrative costs

Share-based compensation was $6,348,916 in the year ended December 31, 2025, compared to $5,285,145 in the year ended December 31, 2024. The increase in the current period was primarily due to a higher number of stock options granted during the year ended December 31, 2025 compared to the prior period.

Administrative salaries, contractor and directors’ fees of $4,436,658 for the year ended December 31, 2025, decreased from $5,120,027 during the prior period primarily due to a smaller executive team in the current period and contractually obligated payments made to the former President and other employees and contractors of the Company following their resignations in the prior period.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Investor relations expenses increased in the current period for similar reasons discussed above for the three months ended December 31, 2025.

Office and administrative expenses increased in the current period for similar reasons discussed above for the three months ended December 31, 2025, as well as an accrual for Part XII.6 tax that the Company expects to pay relating to the timing of the eligible exploration expenditures incurred in 2025 in respect of the 2024 Flow-Through Financing.

Professional fees decreased in the current period for similar reasons discussed above for the three months ended December 31, 2025.

Travel expenses increased in the current period for similar reasons discussed above for the three months ended December 31, 2025.

The increase in public company costs from the prior period is for similar reasons discussed above for the three months ended December 31, 2025, including additional listing costs and filing fees in connection with the Company’s listing on the NYSE American.

Other items

The Company recorded interest income of $1,792,730 in the year ended December 31, 2025, compared to $2,391,377 in the year ended December 31, 2024, which represents interest earned on cash balances and the Bridge Loan advanced to Anfield Energy. The amounts were lower in the year ended December 31, 2025 mainly due to decreases in interest rates earned on cash, partially offset by a higher average cash balance, as well as the repayment of the Bridge Loan in January 2025.

Interest expense on the Debentures was $796,637 in the year ended December 31, 2025, which was lower than the $1,246,850 in the year ended December 31, 2024. The decrease in the interest expense on the Debentures between the two periods are for similar reasons discussed above for the three months ended December 31, 2025.

The fair value of the Debentures on December 31, 2025 was $5,430,859 compared to $30,279,306 on December 31, 2024. The decrease in the fair value of the Debentures is primarily due to the conversion of the 2020 Debentures which was fully derecognized on August 1, 2025. This was partially offset by a fair value increase on the 2022 Debentures of $575,341 included in the statement of loss.

Other income was $709,920 in the year ended December 31, 2025, compared to $141,502 in the year ended December 31, 2024. This primarily relates to higher timber sales and an increase in rental income earned from the Company’s operations in the US.

In the year ended December 31, 2025, a tax recovery of $3,769,253 was recorded, compared to $2,132,799 in the year ended December 31, 2024. The increase in recovery is mainly due to a higher proportion of flow-through share spending renounced during the year ended December 31, 2025.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s Interim and Annual Financial Statements prepared in accordance with IFRS. The information below should be read in conjunction with the Company’s interim and annual financial statements for each of the past seven quarters.

	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025
Revenue	Nil	Nil	Nil	Nil
Net (loss) income	$(4,632,620)	$287,876	$(1,887,270)	$5,105,615
Net (loss) income per share: (1)
Basic	$(0.08)	$0.01	$(0.04)	$0.11
Diluted	$(0.08)	$(0.01)	$(0.04)	$0.10

	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Revenue	Nil	Nil	Nil	Nil
Net (loss) income	$(35,505,105)	$4,159,285	$(6,059,293)	$(4,729,978)
Net (loss) income per share: (1)
Basic	$(0.79)	$0.09	$(0.13)	$(0.12)
Diluted	$(0.89)	$0.00	$(0.13)	$(0.12)
Loss from discontinued operations (2)	Nil	$(1,859)	$(55,133)	$(71,366)
Loss from discontinued operations per share – basic and diluted (1)(2)	Nil	$(0.00)	$(0.00)	$(0.00)
(1)	(Loss) income per share amounts in the five latter quarters presented are retroactively restated on a post-Share Consolidation basis. Refer to the discussion on the Share Consolidation above in “About IsoEnergy”.
(2)	Loss from discontinued operations relates to the Argentina reporting segment, as described above.

IsoEnergy does not derive any revenue from its operations. Its primary focus is the acquisition, exploration and development of mineral properties. As a result, the income (loss) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable. As part of the Company’s strategy to evaluate additional Merger and Acquisition (“M&A”) opportunities throughout the life cycle of mineral properties, the Company may incur gains or losses related to such transactions or incur expenses for M&A opportunities that do not materialize. In the three months ended December 31, 2025, a gain of $2,250,000 was recorded on the receipt of 2,500,000 common shares of Future Fuels as the remaining consideration pursuant to the sale of the Mountain Lake property; in the three months ended June 30, 2025, a gain of $820,394 was recorded on the sale of certain of the Company’s royalty assets; in the three months ended March 31, 2025, a $10,369,031 gain was recorded on the sale of the Mountain Lake property; in the three months ended December 31, 2024, a loss of $25,616,241 was recorded from the contribution of exploration and evaluation assets to the Purepoint Joint Venture; and in the three months ended September 30, 2024, a $5,300,611 gain was recorded on the disposal of its Argentina assets.

The Company also assesses for indicators of impairment on its property and equipment and exploration and evaluation assets quarterly, as required by the relevant IFRS. If such indicators are identified, an analysis to determine its recoverable value is performed and if such amount is lower than the carrying value, a loss is recognized for the difference. In the three months ended December 31, 2025, the Company expects to not currently continue exploration work at its Bulyea River property and recorded a write-down of $935,814. In the three months ended December 31, 2024, the Company identified indicators of impairment on certain exploration and evaluation assets located in the Athabasca Basin primarily as a result of the loss on the formation of the Purepoint Joint Venture and recorded a write-down of $14,342,736.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

In the third quarter of 2020, the Company issued the 2020 Debentures and in the fourth quarter of 2022 issued the 2022 Debentures, both of which are accounted for as measured at fair value through profit and loss, which has resulted in a gain on the revaluation of the Debentures in the three months ended September 30, 2024, three months ended December 31, 2024, three months ended June 30, 2025, three months ended September 30, 2025, three months ended December 31, 2025, and losses in every other period.

LIQUIDITY AND CAPITAL RESOURCES

IsoEnergy has no revenue-producing operations, earns only minimal interest income on cash, and is expected to have recurring operating losses. As of December 31, 2025, the Company had an accumulated deficit of $103,671,645.

During the year ended December 31, 2025, the Company utilized cash on hand to invest $23,541,618 (net of changes in accounts payable) in exploration and evaluation assets, $12,807,082 for expenditure on its corporate and business development activities, including movements in working capital, spent $2,670,424 to invest in common shares and/or warrants of marketable securities, and was repaid $6,168,995 including interest on the Bridge Loan previously advanced to Anfield Energy.

During the year ended December 31, 2025, the Company received $72,999,198 in net proceeds from the June 2025 Financing, February 2025 Financing, and the 2025 Concurrent Private Placement. The proceeds from the February 2025 Financing are required to be spent on eligible “Canadian exploration expenses” that qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada) (the “Tax Act”)) by December 31, 2026 and the Company was required to renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2025.

Subsequent to December 31, 2025, the Company received approximately $82.5 million of gross proceeds from the 2026 Financing and 2026 Concurrent Private Placement.

As of the date of this MD&A, the Company has approximately $135.1 million in cash, $52.6 million in marketable securities and $187.2 million in adjusted working capital.

The Company has fully funded its global exploration and pre-development activities, as well as any corporate initiatives and general working capital, up to the end of December 31, 2026. This includes costs associated with completing the Toro Scheme and funding future approved expenditures on the properties to be acquired from Toro Energy. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Should the Company require additional financing under its $250 million Prospectus or otherwise, Management will determine whether to accept any offer to finance, weighing such factors as the financing terms, the results of exploration programs and technical studies, the Company’s share price at the time and current market conditions, among others.

Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and certain other factors set forth under “Risk Factors” below and above under “Industry and Economic Factors that May Affect the Business”. A failure to obtain financing as and when required, could require the Company to reduce its exploration and corporate activity levels.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Use of Proceeds

On December 6, 2023, the Company received the proceeds from a $36.6 million financing initially closed in escrow on October 19, 2023 (the “December 2023 Financing”). The net proceeds of the December 2023 Financing were to be used to advance exploration and development of the Company’s uranium assets, as well as for working capital and general corporate purposes. On February 9, 2024, the Company completed a brokered “bought-deal” private placement for gross proceeds of $23 million (the “February 2024 Private Placement”). The proceeds from the February 2024 Private Placement were required to be spent on eligible “Canadian exploration expenses” that qualify as “flow-through critical mineral mining expenditures” by December 31, 2025.

On February 28, 2025, the Company received gross proceeds of $20.0 million from the February 2025 Financing and $6.3 million from the 2025 Concurrent Private Placement. The proceeds from the February 2025 Financing are required to be spent on eligible “Canadian exploration expenses” that qualify as “flow-through critical mineral mining expenditures” by December 31, 2026. The proceeds of 2025 Concurrent Private Placement of the financing were to be used for other non-qualifying expenditures on the exploration of the Company’s Canadian properties, costs associated with the listing on the NYSE American, and for working capital and general corporate purposes. On June 24, 2025, the Company received gross proceeds of $51.2 million from the June 2025 Financing. The proceeds of the June 2025 Financing are expected to be used to fund continued development and further exploration of the Company’s mineral properties, and for general corporate purposes.

The gross proceeds received from these financings have been used to and remain at December 31, 2025, as follows:

	Anticipated	Actual	Remaining
Proceeds	use of proceeds	use of proceeds	in treasury
December 2023 Financing:
Exploration and development, working capital, and general corporate purposes	$36,605,250	$29,645,056	$6,960,194
February 2024 Private Placement:
Canadian exploration expenses	23,000,000	23,000,000	—
February 2025 Financing:
Canadian exploration expenses in 2025	9,420,000	8,269,097	1,150,903
Canadian exploration expenses in 2026	10,587,375	—	10,587,375
2025 Concurrent Private Placement:
Other exploration expenses	750,000	750,000	—
NYSE American listing costs	2,000,000	1,601,097	398,303
Costs associated with the financing	1,600,000	1,600,000	—
General corporate purposes	1,900,000	—	1,900,000
June 2025 Financing:
Development and exploration	39,515,000	3,903,525	35,611,475
Equity investments and acquisition- related expenditures	5,000,000	3,102,682	1,897,318
General corporate purposes	4,400,000	—	4,400,000
Costs associated with the financing	2,300,000	2,300,000	—
	$137,077,625	$74,171,457	$62,906,168

The balance remaining in treasury, including the balance remaining from the December  2023 Financing, are intended to be applied towards the intended uses of the subsequent financings described above. The Company’s properties are in good standing with applicable governmental authorities. Other than the contractually agreed upon exploration budget in 2026 for the Purepoint Joint Venture, the Company does not have any contractually imposed expenditure requirements.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

The Company has not paid any dividends and management does not expect that this will change in the near future. Working capital is mainly held in cash, cash deposits available on short-term demand, and marketable securities, all of which are highly liquid.

COMMITMENTS AND CONTINGENCIES

The Company’s significant undiscounted commitments at December 31, 2025 are as follows. The 2022 Debentures are classified as a current liability, however the counterparty conversion option allows the principal to be converted to common shares.

The Company expects to utilize cash and cash equivalents on hand to settle the below noted commitments and contingencies, should any of the contingencies materialize.

	Less than 1 year	1 to 3 years	More than 4 years	Total
Accounts payable and accrued liabilities	$2,109,193	$—	$—	$2,109,193
2022 Debentures	5,430,859	—	—	5,430,859
Flow-through share premium liabilities	4,695,312	—	—	4,695,312
Purepoint Joint Venture advances	3,000,000	—	—	3,000,000
Lease liabilities	197,976	248,891	54,413	501,280
Asset retirement obligations	—	—	2,427,892	2,427,892
	$15,433,340	$248,891	$2,482,305	$18,164,536

Flow-through funding commitments

The premium received for a “flow-through share” (as defined in the Tax Act), which is the consideration received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

As of December 31, 2025, the Company is obligated to spend $11,738,278 on eligible exploration expenditures by December 31, 2026 related to the February 2025 Financing. The Company fully satisfied the spending commitment related to the February 2024 Private Placement during the year ended December 31, 2025.

Contingent payment obligations

The Company has an obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East Projects, if either of the following milestones are met within eight years:

●	a NI 43-101 compliant Mineral Resource estimate for the West Newcastle Range and Teddy Mountain Projects is prepared where the Mineral Resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or
●	with respect to the Ardmore East Project, the Mineral Resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties and Environmental Obligations

In addition to applicable federal, provincial/state and municipal severance taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may or may not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Contractual arrangements

The purchase agreement for the Bulyea River property, which closed on June 28, 2024, includes a provision for the return of the Bulyea River property to Critical Path Minerals Corp. (“Critical Path Minerals”), if the Company does not or chooses to not make the following payments to Critical Path Minerals by the following dates:

●	On or before the 2nd anniversary of the closing date of sale: $300,000 in cash or common shares or a combination thereof, at the election of the Company; and
●	On or before the 3rd anniversary of the closing date of sale: $350,000 in cash or common shares or a combination thereof, at the election of the Company.

The Company also agreed to:

●	Incur minimum expenditures of $2,000,000 within 36 months of the closing date of sale; and
●	Within 30 days after a published technical report containing a current mineral resource estimate for the Bulyea River property, pay Critical Path Minerals $1,000,000 in cash or common shares or a combination thereof, at the election of the Company

OUTSTANDING SHARE DATA(1)

On March 20, 2025, the Company completed the Share Consolidation on the basis of one post-consolidation common share for every four pre-consolidation common shares and any fractional shares were rounded down to the nearest whole common share. The Share Consolidation was effected following approval of the Board and the IsoEnergy shareholders and receipt of regulatory approval from the TSX. The Share Consolidation was implemented in connection with the Company’s application to list its common shares on the NYSE American.

The authorized capital of IsoEnergy consists of an unlimited number of common shares. As of the date of this MD&A, there were 60,556,167 common shares, 5,036,391 stock options, and 145,833 RSUs outstanding, each stock option entitling the holder to purchase one common share of IsoEnergy and each RSU representing the right of the holder to receive one common share upon vesting.

During the year ended December 31, 2025, the Company issued 550,975 common shares on the exercise of stock options for proceeds of $3,229,736 and issued 29,167 common shares on the vesting of RSUs. The Company granted 1,258,250 stock options at a weighted average exercise price of $10.58 and granted 87,500 RSUs at a grant date fair value of $11.83. The Company also elected to issue 16,666 common shares to Critical Path Minerals to satisfy the first anniversary payment due related to the Company’s purchase of the Bulyea River project (Figure 1).

(1)Certain of the common shares, stock options, RSUs, and per share amounts are presented on a post-Share Consolidation basis. Refer to the discussion on the Share Consolidation above in “About IsoEnergy”.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

The Company issued 2,417,068 common shares to Queens Road Capital Investment Ltd. (“QRC”) in respect of QRC’s election to convert all the US$6 million principal of the 2020 Debentures. The 2022 Debentures issued to QRC bear a 10% coupon rate, and are convertible at $17.32 per share. The Company has US$4 million principal remaining outstanding of the 2022 Debentures which mature on December 6, 2027.

The Company issued 100,000 common shares to an unrelated third party shareholder of Premier American Uranium in exchange for common shares and warrants of Premier American Uranium during the year ended December 31, 2025.

Stock options outstanding as of the date of this MD&A, and the range of exercise prices thereof are set forth below:

					Weighted
					average
		Weighted	Number of	Weighted	remaining
	Number of	average	options	average	contractual life
Range of exercise prices	options	exercise price	exercisable	exercise price	(years)
$9.78 - $10.44	965,667	$9.94	476,083	$10.11	4.0
$10.45 - $12.44	867,082	11.67	700,541	11.66	2.7
$12.45 - $15.24	1,865,275	13.44	1,206,817	13.43	3.5
$15.25 - $16.52	1,027,608	16.27	1,027,608	16.27	1.8
$16.53 - $20.40	310,759	19.85	310,759	19.85	1.0
	5,036,391	$13.44	3,721,808	$13.99	3.0

As of the date of this MD&A, the Company has 145,833 RSUs outstanding at a weighted average grant date fair value of $11.51.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2025 or as of the date hereof.

NON-IFRS FINANCIAL MEASURES

Working capital and adjusted working capital are non-IFRS financial measures included in this MD&A, as discussed below. We believe that working capital and adjusted working capital, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying financial position of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This financial measure does not have any standardized meaning prescribed under IFRS and therefore may not be comparable to those of other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

The adjusted working capital amount disclosed in this MD&A is considered a non-IFRS financial measure and is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities, as calculated below:

Current assets	$119,016,936
Current liabilities	(12,399,489)
Working capital	106,617,447
Flow-through share premium liability	4,695,312
Debentures	5,430,859
Adjusted working capital	$116,743,618

TRANSACTIONS WITH RELATED PARTIES

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board between NexGen and the Company. The Company’s key management personnel and directors are related parties. Premier American Uranium is a related party due to an overlap in key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Board and the Company’s senior officers.

Remuneration attributed to key management personnel is summarized as follows. The amounts below in the prior period include short-term compensation and share-based compensation paid to the former President and Executive Vice-President, Exploration & Development, who resigned on August 31, 2024 and October 31, 2024, respectively.

	Short term	Share-based
Year ended December 31, 2025	compensation	compensation	Total
Expensed to the statement of loss and comprehensive loss	$2,884,803	$5,514,673	$8,399,476
Capitalized to exploration and evaluation assets	367,599	409,983	777,582
	$3,252,402	$5,924,656	$9,177,058

	Short term	Share-based
Year ended December 31, 2024	compensation	compensation	Total
Expensed to the statement of loss and comprehensive loss	$3,006,487	$4,385,995	$7,392,482
Capitalized to exploration and evaluation assets	552,087	622,453	1,174,540
	$3,558,574	$5,008,448	$8,567,022

As of December 31, 2025:

●	$5,908 (2024: $1,120,402) was included in accounts payable and accrued liabilities owed to related parties and directors and officers; and
●	$Nil (2024: $99,449 from former related companies) was included in accounts receivable.

During the year ended December 31, 2025, the Company:

●	reimbursed NexGen $5,540 (2024: $24,024) for use of NexGen’s office space; and
●	received $41,963 (2024: $8,502) from related companies primarily as reimbursement for salaries (2024: from former related companies for equipment rental and as reimbursement for office expenses and salaries).

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 920,000 flow through common shares(1) of the Company pursuant to the February 2024 Private Placement, in which NexGen did not participate.

On January 19, 2025, NexGen’s shareholding was reduced to 31.8% as a result of the issuance of common shares on the conversion of US$3 million of principal of 2020 Debentures. Concurrent with the February 2025 Financing, NexGen’s shareholding in the Company was maintained at 31.8% as a result of subscribing for 625,000 common shares(1) of the Company as part of the 2025 Concurrent Private Placement. NexGen’s shareholding in the Company was subsequently diluted from 31.8% to 30.9% as a result of the June 2025 Financing, pursuant to which NexGen purchased 1,200,000 common shares.

On August 1, 2025, NexGen’s shareholding was reduced to 30.2% as a result of the issuance of common shares on the conversion of the remaining US$3 million of principal of 2020 Debentures.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Annual Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Annual Financial Statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement, estimation uncertainty and assumptions considered by management in preparing the Annual Financial Statements are as follows:

i.	Impairment of Non-Financial Assets

At the end of each financial reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that an impairment loss or reversal of previous impairment should be recorded. Where such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment or reversal of previous impairment, if any. With respect to exploration and evaluation assets and property and equipment, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of exploration assets exceeds its recoverable amount. Recoverability depends on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or its ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets and property and equipment.

(1)The common shares issued are retroactively restated on a post-consolidation basis. Refer to the discussion on the Share Consolidation, as described above in “About IsoEnergy”.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

ii.	Convertible debentures

The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of its debentures. The model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. This model is not applied if the current market share price of the Company’s common shares exceeds the exercise price of the convertible securities by a significant margin. When management makes this determination, the debentures are assumed to be converted immediately and sold at the fair market value of the Company’s common shares and are fair valued based on its intrinsic value of the Company’s current fair market value. The determination of this method of valuation involves judgment.

iii.	Mineral resource estimates

The figures for Mineral Resources are determined in accordance with NI 43-101. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

iv.	Estimation of decommissioning and reclamation costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Cost estimates are updated annually to reflect known developments and are subject to review at regular intervals.

v.	Deferred income taxes and recoverability of potential deferred tax assets

In assessing when to recognize deferred income tax assets, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

vi.	Functional currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate. If indicators of the primary economic environment are mixed, then management uses its judgment to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

vii.	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair values.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Annual Financial Statements were prepared in accordance with IFRS and its interpretations adopted by the IASB, and follow the same accounting policies and methods as described in note 5 to the Company’s Annual Financial Statements, including the adoption of the following accounting policy amendment as required, as well as the following new standard that has been issued and is not yet effective, which is described in more detail below.

Amendment to IAS 21 – Lack of exchangeability

The IASB has issued an amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates when one foreign currency cannot be exchanged into another. This may occur because of government-imposed controls on capital imports or exports, or a limitation on the volume of foreign currency transactions that can be undertaken at an official exchange rate. The amendment clarifies when a currency is considered exchangeable into another currency and how an entity estimates a spot rate for currencies that lack exchangeability. The amendment is effective for annual reporting periods beginning on or after January 1, 2025, with early adoption permitted.

The Company adopted this amendment on January 1, 2025 as required. The adoption of this amendment did not result in any changes to the Annual Financial Statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

The IASB has issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of financial performance, including revised categories in the statements of loss, enhanced disclosures on management-defined performance measures, and greater consistency in financial statement presentation. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and applies retrospectively, with early adoption permitted.

The Company is currently assessing the impact of IFRS 18 on its Annual Financial Statements and will implement necessary changes to ensure compliance with the new requirements once the standard becomes effective on January 1, 2027.

CAPITAL MANAGEMENT AND RESOURCES

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

In the management of capital, the Company considers all types of funding alternatives, including equity, debt and other means and is dependent on third party financing. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company, has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

●	Level 1 – quoted prices in active markets for identical assets or liabilities.
●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
●	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except for the change in fair value that is attributable to change in credit risk, which is presented in other comprehensive income (loss). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss). The common shares included in marketable securities are Level 1, except for the common shares of privately held marketable securities, which are Level 3 and their fair value is primarily based on the price of their most recent share issuances. Included in other comprehensive income (loss) during the year ended December 31, 2025, is a gain of $522,800 from the change in fair value of Level 3 marketable securities. The warrants included in marketable securities are Level 2.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Financial instrument risk exposure

As of December 31, 2025, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2025, the Company has cash and cash equivalents on deposit with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and amounts receivable from related parties. Accordingly, the Company does not believe it is subject to significant credit risk. The Company’s loan receivable from Anfield Energy includes interest receivable and was repaid in its entirety during the year ended December 31, 2025.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances that are accessible on deposit or on short-term notice. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at December 31, 2025, the Company had an adjusted working capital balance of $116,743,618, including cash and cash equivalents of $62,906,168.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of December 31, 2025. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures. At maturity, the principal amount of the 2022 Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and Debentures of $562,746 that would flow through the consolidated statement of income (loss) and comprehensive income.

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change in the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities and accounts receivable by $122,823 that would flow through consolidated statement of income (loss) and comprehensive income.

The tables below summarize the Company’s exposure to foreign currencies as at:

December 31, 2025	US$	AUD$
Cash	2,707,171	26,064
Accounts receivable	—	40,013
Marketable securities	10,000,000	2,640,000
Accounts payable and accrued liabilities	(537,714)	(20,143)
Convertible debentures	(3,960,893)	—
Net balance	8,208,564	2,685,934

December 31, 2024	US$	AUD$
Cash	434,627	39,359
Accounts receivable	291	84,240
Marketable securities	10,000,000	1,350,000
Accounts payable and accrued liabilities	(206,452)	(142,452)
Convertible debentures	(21,044,248)	—
Net balance	(10,815,782)	1,331,147

(iii)Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mineral properties. The following are certain risk factors that could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking information relating to the Company. The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business.

Further risk factors are discussed in more detail in the Company’s AIF.

Negative Operating Cash Flow and Dependence on Third-Party Financing

Given that the Company’s properties have yet to enter commercial production and generate cash flow, the Company had negative operating cash flow for the year ended December 31, 2025. The Company has no history of earnings or a return on investment, and there is no assurance that any of its properties or any business that the Company may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. As a result, the Company is dependent on third-party financing to continue exploration and pursue potential development activities on the Company’s properties. Accordingly, the amount and timing of capital expenditures and the Company’s ability to conduct further exploration and development activities at its properties depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Larocque East Property and the Tony M Mine, or require the Company to sell one or more of its properties.

Furthermore, additional financing may not be available when needed, or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing IsoEnergy Shareholders. The Company’s access to third-party financing depends on a number of factors, including the price of uranium, the results of ongoing exploration and development, any economic or other analysis performed with respect to the Company’s properties, a significant event disrupting the Company’s business or the uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition, prospects and outlook.

Price of Uranium

The Company’s profitability and long-term viability depend, in large part, upon the market price of uranium. The price of uranium has historically experienced, and may experience in the future, volatility and significant price movements over short periods of time. Market price fluctuations of uranium could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control, including but not limited to, demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

A decrease in the market price of uranium could adversely affect the price of the Common Shares and the Company’s ability to finance the exploration and development of its properties, which would have a material adverse effect on the Company’s future results of operations, cash flows and financial position. In addition, declining uranium prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s exploration and development prospects, cash flows and financial position. Depending on the price of uranium and other minerals, any cash flow from future mining operations may not be sufficient and the Company could be forced to discontinue production, if any, and may lose its interest in, or may be forced to sell, some of its properties (or an interest therein). Future production, if any, from the mining properties of the Company is dependent upon the prices of uranium and other minerals being adequate to make these properties economic.

Public Acceptance of Nuclear Energy and Alternate Sources of Energy

Maintaining the demand for uranium at current levels and achieving any growth in demand in the future will depend on society’s acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological, and environmental factors affecting the nuclear industry, including reinvigorated public attention following the 2011 accident at Fukushima in Japan, the industry is subject to public opinion risks that could impact the demand for nuclear power and the future prospects for nuclear power generation, which could have a material adverse effect on the Company’s earnings, cash flows, financial condition, results of operations or prospects.

In addition, the Company may be impacted by changes in regulation and public perception of the safety of nuclear power plants, which could adversely affect the construction of new plants, the demand for uranium and the future prospects for nuclear generation. These events could have a material adverse effect on the Company’s earnings, cash flows, financial condition, results of operations or prospects. A major shift in the power generation industry towards non-nuclear power or non-uranium-based sources of nuclear energy, whether due to lower cost of power generation associated with such sources, government policy decisions, or otherwise, could also have a material adverse effect on the Company’s earnings, cash flows, financial condition, results of operations or prospects.

Competition with Other Viable Energy Sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates and uranium conversion services, which in turn may result in lower market prices for uranium, which would materially and adversely affect the Company’s business, financial condition and results of operations. In addition, technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and ultimately put additional pressure on the demand for uranium concentrates.

Economics of Developing Mineral Properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines.

The Company has not defined current Mineral Reserves at the Larocque East Property, the Tony M Mine or any of its other properties and there can be no assurance that any of the properties under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that the Company will be able to exploit the resources or, if the Company is able to exploit them, that it will do so on a profitable basis.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Should any Mineral Reserves exist, substantial expenditures will be required to confirm Mineral Reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) uranium prices, which are historically cyclical; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

The ability to sell and profit from the sale of any eventual mineral production from the Tony M Mine, the Larocque East Property or any other project of the Company will be subject to the prevailing conditions in the minerals marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long-term viability of the Company and its operations.

Market Price of Securities

The Common Shares are listed on the TSX and on the NYSE American. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

The trading price of the Common Shares may increase or decrease in response to a number of events and factors, not related to the Company’s performance, and are, therefore, not within the Company’s control, including but not limited to, the market in which the Common Shares are traded, the strength of the economy generally, the price of uranium, the availability and attractiveness of alternative investments and the breadth of the public market for the Common Shares. The effect of these factors and others on the market price of the Common Shares in the future cannot be predicted.

Regulatory Factors and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is relatively small, highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside of the Company’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on the Company.

In addition, the international marketing and trade of uranium is subject to potential changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and taxes), which are beyond the control of the Company. Changes in regulatory requirements, customs, duties or taxes may affect the supply of uranium to the United States and Europe, which are currently the largest consumption markets for uranium in the world, as well as the future of supply to developing  markets, such as China and India.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

The supply of uranium is, to some extent, impeded by a number of international trade agreements and policies. These and any similar future agreements, governmental legislation, policies or trade restrictions are beyond the Company’s control and may affect the supply of uranium available in the United States, Europe and Asia, the world’s largest markets for uranium. If the Company achieves commercial production but is unable to supply uranium to important markets in the United States or Europe, its business, financial condition and results of operations may be materially adversely affected. In addition, there can be no assurance that governments will not enact legislation or take other actions that restricts who can buy or supply uranium, which may have a material adverse effect on the price of uranium and the Company’s financial condition and results of operations.

In particular, pursuant to an executive order, the United States has enacted significant new import tariffs on certain trade and transactions with Canada and other trading partners. Canada has enacted retaliatory import tariffs on certain trade and transactions from the United States. There is significant uncertainty surrounding further changes in governmental policy, particularly with respect to such trade policies, treaties and tariffs. These developments, and any similar further changes in governmental policy, may have a material adverse effect on global economic conditions and financial markets. The full economic impact of any such changes in governmental policy on the Company remains uncertain and is dependent on the severity and duration of the tariffs and any other measures imposed which, if prolonged, could increase costs and decrease demand for any minerals that may be extracted by the Company.

For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s AIF and the “Industry and Economic Factors that May Affect the Business” included above in the Overall Performance section of this MD&A. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Further risk factors are discussed in more detail in the Company’s AIF.

SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s non-current assets are in three countries: Canada, the United States and Australia, with the corporate office in Canada. The geographic segmented disclosure of the Company’s financial information is as follows.

As at December 31, 2025	Canada	United States	Australia	Total
Current assets	$117,888,743	$721,059	$407,134	$119,016,936
Property and equipment	680,859	15,132,305	—	15,813,164
Exploration and evaluation assets	112,337,763	139,495,657	27,258,399	279,091,819
Other non-current assets	—	2,292,210	744,152	3,036,362
Total assets	$230,907,365	$157,641,231	$28,409,685	$416,958,281
Total liabilities	$12,713,435	$2,020,014	$798,746	$15,532,195

As at December 31, 2024	Canada	United States	Australia	Total
Current assets	$59,282,638	$193,709	$110,056	$59,586,403
Property and equipment	689,410	15,542,892	—	16,232,302
Exploration and evaluation assets	95,738,413	141,027,791	25,524,894	262,291,098
Other non-current assets	—	2,314,201	411,019	2,725,220
Total assets	$155,710,461	$159,078,593	$26,045,969	$340,835,023

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Year ended December 31, 2025	Canada	United States	Australia	Total
Share-based compensation	$6,261,824	$—	$87,092	$6,348,916
Administrative salaries, contractor and director fees	4,264,052	78,492	94,114	4,436,658
Investor relations	1,640,925	—	—	1,640,925
Office and administrative	970,030	89,040	32,164	1,091,234
Professional and consultant fees	3,539,604	408,770	—	3,948,374
Travel	638,326	8,079	—	646,405
Public company costs	1,312,607	—	—	1,312,607
Total general and administrative expenditure	$18,627,368	$584,381	$213,370	$19,425,119

Year ended December 31, 2024	Canada	United States	Australia	Total
Share-based compensation	$5,181,245	$—	$103,900	$5,285,145
Administrative salaries, contractor and director fees	4,972,700	74,914	72,413	5,120,027
Investor relations	897,110	—	—	897,110
Office and administrative	636,603	132,386	33,483	803,472
Professional and consultant fees	3,653,186	783,468	—	4,436,654
Travel	565,145	—	—	565,145
Public company costs	559,212	—	—	559,212
Total general and administrative expenditure	$16,466,201	$990,768	$209,796	$17,666,765

The Company disposed of all net assets in the Argentina reporting segment in the year ended December 31, 2024. All income and expenses associated with the Argentina reporting segment are classified as discontinued operations. Results for the comparative period include:

Year ended
December 31, 2024
Office and administrative expenses	$73,600
Professional and consultant fees	54,758
Loss from discontinued operations	$(128,358)

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow for timely decisions about public disclosures. The Company’s management, with the participation of its CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures framework provides reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required information to be disclosed. Internal control over financial reporting (“ICOFR”) are part of disclosure controls and procedures as they related to the production of financial statements in accordance with IFRS.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Internal Control Over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate ICOFR. Under the supervision of the CEO and CFO, the Company’s ICOFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s ICOFR includes policies and procedures that:

●	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Board of Directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s CEO and CFO, with the participation of management, assessed the effectiveness of the Company’s ICOFR. In making this assessment, the criteria set forth in Internal Control – Integrated Framework (2013) (COSO Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) was used. Based on this assessment, the Company’s CEO and CFO have concluded that, as of December 31, 2025, the Company’s ICOFR was effective.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s ICOFR to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR. During the year ended December 31, 2025 there have been no significant changes in ICOFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR. Under the supervision and with the participation of management, including the CEO and CFO, management will continue to monitor and evaluate the design and effectiveness of its ICOFR and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation and US securities laws (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the closing of the Toro Scheme; the potential issuance of additional securities under the Prospectus or otherwise, certain statements relating to “flow-through shares” as defined in the Tax Act, and the tax considerations relating thereto, the Company’s planned exploration and development activities and the anticipated results of ongoing and future exploration and development activities; capital expenditures and proposed work programs at the Company’s properties, the potential for, results of and anticipated timing of commencement of potential future commercial production at IsoEnergy’s properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Statements relating to Mineral Resources may also be deemed forward-looking information as they involve estimates of the mineralization that will be encountered if a mineral deposit is developed and mined.

Such forward-looking information and statements are based on numerous assumptions, including material assumptions and estimates related to the below factors that, while the Company considers them reasonable as of the date of this MD&A, they are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such assumptions include among others, that the results of planned exploration activities are completed as anticipated, that the results of the planned exploration activities are as anticipated, that the anticipated cost of planned exploration activities are as anticipated, that the Company will be able to execute its strategy as expected, that new mining techniques will have beneficial applications as expected and be available for use by the Company, continued engagement and collaboration with the communities and stakeholders, that general business and economic conditions will not change in a material adverse manner, including the price of uranium, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, risks associated with the uncertainty of exploration results and estimates and that the Mineral Resource potential will be achieved on exploration projects, the Company having no known Mineral Reserves, resources may not be converted to reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the AIF and the Company’s other filings with the Canadian and US securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

HISTORICAL ESTIMATES

Each of the Mineral Resource estimates contained in this MD&A, except for the Larocque East Project and Tony M Mine, are considered to be “historical estimates” as defined under NI 43-101, and have been sourced as follows:

●	Daneros Mine: Reported by Energy Fuels in a technical report entitled “Updated Report on the Daneros Mine Project, San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, C. P. G., of Peters Geosciences, dated March 2, 2018;
●	Sage Plain Project: Reported by Energy Fuels in a technical report entitled “Updated Technical Report on Sage Plain Project (Including the Calliham Mine)”, prepared by Douglas C. Peters, CPG of Peters Geosciences, dated March 18, 2015;
●	Coles Hill: Reported by Virginia Uranium Holdings Inc. in a technical report entitled “NI43-101 preliminary economic assessment update (revised)”, prepared by John I Kyle of Lyntek Incorporated dated August 19, 2013;
●	Dieter Lake: Dated 2006 and reported by Fission Energy Corp. in a company report entitled “Technical Report on the Dieter Lake Property, Quebec, Canada” dated October 7, 2011;
●	Matoush: Dated December 7, 2012 and reported by Strateco Resources Inc. in a press release dated December 7, 2012;
●	Ben Lomond: Dated as of 1982, and reported by Mega Uranium Ltd. in a company report entitled “Technical Report on the Mining Leases Covering the Ben Lomond Uranium-Molybdenum Deposit Queensland, Australia” dated July 16, 2005; and
●	Milo Project: Reported by Gmb Resources Ltd. in a scoping study entitled “Milo Project Scoping Study” prepared by Peter Owens and Basile Dean of Mining One Consultants, dated March 6, 2013.

In each instance, the historical estimate is reported using the categories of Mineral Resources and Mineral Reserves as defined by the Canadian Institute CIM Definition Standards for Mineral Reserves, and Mineral Reserves at that time, and these “historical estimates” are not considered by IsoEnergy to be current. In each instance, the reliability of the historical estimate is considered reasonable, but a Qualified Person has not done sufficient work to classify the historical estimate as a current Mineral Resource, and IsoEnergy is not treating the historical estimate as a current Mineral Resource. The historical information provides an indication of the exploration potential of the properties but may not be representative of expected results.

For the Daneros Mine, as disclosed in the above noted technical report, the historical estimate was prepared by Energy Fuels using a wireframe model of the mineralized zone based on an outside bound of a 0.05% eU3O8 grade cutoff at a minimum thickness of 1 foot. Surface drilling would need to be conducted to confirm resources and connectivity of resources in order to verify the Daneros historical estimate as a current Mineral Resource.

ISOENERGY LTD.
For the years ended December 31, 2025 and 2024

For the Sage Plain Project, as disclosed in the above noted technical report, the historical estimate was prepared by Peters Geosciences using a modified polygonal method. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Sage Plain historical estimate as a current Mineral Resource.

For the Coles Hill Project, as disclosed in the above noted revised preliminary economic assessment, the historical estimated was prepared by John I Kyle of Lyntek Incorporated. Twinning of a selection of certain holes would need to be completed along with updating of mining, processing and certain cost estimates in order to verify the Coles Hill Project historical resource estimate as a current Mineral Resource estimate.

For Dieter Lake, as disclosed in the above noted technical report, the historical estimate was prepared by Davis & Guo using the Thiessen (Voronoi) polygon method. Data constraints used were 200 ppm, 500 ppm, and 1000ppm U3O8 over a minimum of 1 metre thickness. Polygons created had radii of 200 metres. A rock density of 2.67g/cm3 was used. An exploration program would need to be completed, including twinning of historical drill holes, in order to verify the Dieter Lake historical estimate as a current Mineral Resource.

For Matoush, as disclosed in the above noted press release, the historical estimate was prepared by RPA using block U3O8 grades within a wireframe model that were estimated by ordinary kriging. The historical estimate was estimated at a cut-off grade of 0.1% U3O8 and using an average long-term uranium price of US$75 per pound. Six zones make up the historical estimate at Matoush: am-15, mt-34, mt-22, mt-02, mt-06, and mt-36. Each zone is made up of one or more lenses, most of which strike north (009°) and dip steeply (87°) to the east. Outlines of the mineralized lenses were interpreted on ten-metre spaced vertical sections. Minimum criteria of 0.10% U3O8 over 1.5 metre true thickness was used as a guide. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Matoush historical estimate as a current Mineral Resource.

For Ben Lomond, as disclosed in the above noted technical report, the historical estimate was prepared by the Australian Atomic Energy Commission (AAEC) using a sectional method. The parameters used in the selection of the ore intervals were a minimum true thickness of 0.5 metres and maximum included waste (true thickness) of 5 metres. Resource zones were outlined on 25 metre sections using groups of intersections, isolated intersections were not included. The grades from the composites were area weighted to give the average grade above a threshold of 500 ppm uranium. The area was measured on each 25 metre section to give the tonnage at a bulk density of 2.603. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Ben Lomond historical estimate as a current Mineral Resource.

For the Milo Project, as disclosed in the above noted scoping study, the historical estimate was prepared by Peter Owens and Basile Dean of Mining One Consultants. An exploration program would need to be conducted, including twinning of a selection of certain holes, along with updating of mining processing and certain cost estimates in order to verify the Milo Project historical resource estimate as a current Mineral Resource estimate.

APPROVAL

The Audit Committee and the Board have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, or by contacting one of the corporate offices, located at Suite 900 – 410 22nd Street E, Saskatoon, Saskatchewan, S7K 5T6 and 217 Queen St. West, Suite 401, Toronto, Ontario, M5V 0P5.